Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Subject Company’s Commission File Number: 001-36039

Date: December 4, 2017

RHYTHMONE PLC ANNOUNCES UNAUDITED

FIRST HALF FINANCIAL YEAR 2018 RESULTS

Unified Programmatic Platform Continues to Lead Company Growth

London, England and San Francisco, CA – 4 December 2017 – RhythmOne plc (LSE AIM: RTHM, “Company” or “Group”), today reports unaudited results for the six months ended 30 September 2017 (“H12018” or “the Period”). The Company’s H12018 conference call will be webcast live at https://investor.rhythmone.com on 4 December 2017 at 9:30AM GMT; 4:30AM EST; 1:30AM PST.

Financial Highlights (Unaudited)

	Six months to	Six months to
	30-Sep	30-Sep
	2017	2016
		(restated2)
	(unaudited)	(unaudited)	Change
	$000	$000	% or $
Revenue from Continuing Operations	114,528	66,771	72%
Loss from Continuing Operations	(8,238)	(10,700)	2,462
Loss from Discontinued Operations net of Tax	—	(197)	197
Loss for the Period	(8,238)	(10,897)	2,659
Adjusted EBITDA[1]	3,057	(2,597)	5,654
Cash and Cash Equivalents, and Marketable Securities	39,325	75,204 *	(48%)

		(restated2)
Loss per share attributed to RhythmOne plc	Cents	Cents	Cents
Basic	(16.63)	(26.91)	10.28
Loss per share from Continuing Operations
Basic	(16.63)	(26.43)	9.80

*	FY2017 Ending Balance

•	Maintained focus on strategic revenue growth and returned to profitability on an Adjusted EBITDA[1] basis;

•	H12018 performance in line with management expectations across key metrics, as follows:

•	Total revenues from Continuing Operations of $114.5M (H12017: $66.8M), up 72% year-on-year

•	Adjusted EBITDA[1] of $3.1M, an improvement of $5.7M (H12017: $2.6M Loss)

•	RhythmOne on-platform revenues of $44.4M (H12017: $35.5M), up 25% year-on-year

•	Announced definitive agreement to acquire YuMe, Inc., a publicly-traded company listed on the New York Stock Exchange;

•	Invested approximately $2.1M in product development and capital expenditures to strengthen and improve growth product lines;

•	Ended the Period with approximately $39.3M in cash and cash equivalents.

Operational Highlights

•	RhythmOne platform now ranks #4 in reach as measured by comScore (September 2017) and #1 in the US and #2 internationally in quality as measured by Pixalate (August 2017);

•	Significant rise in ad request volume of 124% year-on-year with 61.3% (H12017: 48.7%) coming from mobile;

•	Strong year-on-year increase in pricing of 77%, driven by monetization of high-value, high- impact and high-margin mobile, video and rich media inventory;

•	Programmatic now accounts for 88% of total revenues;

•	Increase in international presence, accounting for approximately 12% of revenues in H12018;

•

Forged or expanded direct relationships with major brands such as AT&T, Baskin-Robbins, Crate & Barrel, Delta Faucets, Esurance, Ford, Home Depot, NatureMade, Oppenheimer, Polaris, Royal Caribbean, Sprint, TD Bank, Target, Toyota;

•	Established or renewed direct relationships with Agency Holding Companies such as Dentsu, Group M and Publicis across the UK, EU and APAC;

•	Signed over 275 publisher partners, including Ask.com, Associated Press, Boston Globe, Hearst, NASDAQ, Oath, Ranker, Reuters, Slate, Trusted Media Brands, USA Today, Vimeo and Vox Media;

•	Completed integration of Perk supply and began integration of RadiumOne supply and data management platform into the RhythmMax platform.

Commenting on the results, Edward “Ted” Hastings, CEO of RhythmOne, said:

“We are pleased to have achieved our management targets for H12018. During the Period, the Company remained focused on advancing key strategic and financial objectives that included integration of recent acquisitions, continued growth of programmatic platform revenues and a return to profitability on an Adjusted EBITDA basis.

Based upon current revenue dynamics, we expect our unified programmatic platform to be the principal driver of ongoing growth and are encouraged by strong gains across key performance indicators within the business. We are proud to have built and scaled an industry-leading programmatic platform that ranks #1 in the US and #2 internationally in quality (Pixalate) and #4 in reach (comScore), reinforcing RhythmOne’s position as an established ad tech competitor with significant scale, cutting edge technology and differentiated, high quality supply. Our unified programmatic platform further serves as the infrastructure to integrate strategic acquisitions on both the demand and supply sides of the value chain, as the industry continues to consolidate.

As we move into the second half of FY2018, we will continue to focus on driving organic platform growth and integrating enhanced capabilities gained through acquisitions. In addition to revenue scale, the entire management team is intensely focused on driving further efficiency in the business with the objective of progressive profitability on an Adjusted EBITDA basis.”

Notes:

1.

This press release contains references to Adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. RhythmOne defines Adjusted EBITDA as loss for the Period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, and restructuring, severance costs, other income and unrealized foreign exchange gain and loss. RhythmOne adjusts Adjusted EBITDA for acquisition-related costs because the size, number and type of transactions have varied meaningfully over time. Acquisition-related costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs are not factored into management’s evaluation of potential acquisitions or its performance after completion of acquisitions, because they are not related to RhythmOne’s core operating performance, and the frequency and amount of such charges vary significantly based on the size and timing of the acquisitions and the maturities of the businesses being acquired. In addition, RhythmOne’s management believes that the adjustments of items such as acquisition-related costs and amortization of intangible assets more closely correlate with the sustainability of RhythmOne’s operating performance.

2.

As a result of the discontinued operations in FY2017, certain comparative figures in the primary financial statements and corresponding notes have been adjusted to conform to the current year presentation of the interim financial statements. The per share information has been restated to take account of the share consolidation which took place on 25 September 2017.

3.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.

4.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.

5.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

Press Contacts for RhythmOne

Analyst and Investor Contact	Financial Media Contacts
Dan Slivjanovski	Edward Bridges / Dwight Burden
RhythmOne plc	FTI Consulting LLP
(UK) 020 3727 1000

Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian / Toby Adcock

Numis Securities Limited

(UK) 020 7260 1000

Financial Overview

RhythmOne’s financial objective for H12018 was revenue scale and return to profitability on an Adjusted EBITDA1 basis, with an operational focus on fortifying the Company’s unified programmatic platform. Performance in H12018 was fully in line with management expectations.

During the Period, revenue from continuing operations totaled $114.5M, compared with $66.8M in revenue reported for the half year ended September 2016 (H12017). The Company saw strong revenue growth in its programmatic platform and benefited from the acquisitions of Perk and certain assets and liabilities acquired from RadiumOne. Programmatic revenues have grown 83% year on year, accounting for 88% of total revenues.

The Adjusted EBITDA1 improvement in H12018 of $5.7M was fueled by the historical RhythmOne business, as well as through acquisitions. Financial performance highlights are outlined below:

	Financial Performance
	H12018	H12017	Difference	Change
	$000	$000	$000%
Revenue Breakdown:
Historical	63,364	66,771	(3,407)	-5%
Acquisitions	51,164	—	51,164

Total	114,528	66,771	47,757	72%

RhythmOne’s H12018 historical revenues declined by 5% year-on-year (H12018: $63.3M; H12017: $66.8M). As intended, on-platform (RhythmMax) revenues saw a year-on-year increase of 25% (H12018: $44.3M; H12017: $35.5M), as a result of investments in technology, strategic packaging of inventory and agency-focused sales efforts. RhythmMax is the underlying driver of Company growth in consolidated, post-acquisition revenues as they are integrated onto the platform. However, off-platform revenues decreased by 39% (H12018: $19.0M; H12017: $31.3M), which includes programmatic network sales outside of RhythmMax, as well as legacy direct-sold campaigns. These declines were anticipated, as the industry continues to consolidate spend with large scale, integrated, value-adding programmatic providers. Going forward, the revenue generated from both the Perk and RadiumOne acquisitions will both be captured within on-platform revenues.

RadiumOne’s attribution in H12018 was in line with Company expectations, with a revenue contribution of $20.0M. During the Period, RhythmOne integrated RadiumOne’s supply, analytics and data management platform into the Company’s unified programmatic platform and, as previously reported, anticipates that assets acquired from the RadiumOne transaction will generate $65-75M in revenues within the first twelve months of ownership although, due to cost savings taking slightly longer to achieve, Adjusted EBITDA1 for RadiumOne is expected to be approximately break-even during this time period.

Perk provided a strong revenue contribution in H12018 of $31.1M. RhythmOne has now fully integrated Perk’s supply into its unified programmatic platform, bolstering the Company’s footprint of unique, owned-and-operated inventory. Perk’s contribution to the platform during the Period reinforces the Company’s strategy of growing its supply of owned and controlled inventory within the marketplace, providing premium, high-quality placements for brands and agencies.

Combined cost of revenues of $70.9M decreased to 61.9% of revenues compared with 65.5% for the same period last year, driven by a shift in product mix towards higher value inventory. Operating expense for H12018 was $54.9M compared with $33.5M for H12017, a 64% increase driven by the additional operating expense from the acquisitions of Perk and certain assets and liabilities acquired from RadiumOne, and an increase in exceptional costs driven by restructuring and acquisition related charges.

However, during the Period, the Company eliminated $6.0M in annualized operating expenses across the business. Adjusted EBITDA1 from continuing operations for H12018 was $3.1M compared with Adjusted EBITDA1 loss from continuing operations of ($2.6M) for H12017. Of note, the historical RhythmOne business dramatically improved its bottom line performance and was profitable on an Adjusted EBITDA1 basis during the Period, representing over half of the underlying improvement. Perk contributed the balance of Adjusted EBITDA1 improvement year-on-year, with RadiumOne delivering an Adjusted EBITDA1 loss, in line with management expectations. Loss from continuing operations for the period was ($8.2M), which decreased from ($10.7M) for H12017. Total loss for the period was ($8.2M) compared with ($10.9M) for H12017.

RhythmOne’s cash and marketable securities as at 30 September 2017 totaled $39.3M, compared with $75.2M at 31 March 2017. The decrease of $35.9M during the Period included a $14.4M repayment of a credit facility that was acquired, $4.5M acquisition consideration, $7.7M to fund working capital seasonality, $2.8M investments in platform development, capital investments and payments on equipment leases, $4.2M in restructuring charges, $2.5M in acquisition related costs and $0.2M proceeds from share issuance. Please note the Company has sold all marketable securities as of 30 September 2017.

On 26 July 2017 RhythmOne completed a High Court approved capital reduction. A copy of the order confirming the capital reduction has been registered by the Registrar of Companies and as such the capital reduction has become effective. All share premium and merger reserve attaching to the Company’s ordinary shares has consequently been cancelled. The purpose of capital reduction was to create distributable reserves to enable the Company to pay dividends or buy back shares in the future.

The principal risks and uncertainties affecting the Group have not changed since those disclosed in the annual report for the year ended 31 March 2017.

Adjusted EBITDA1

To provide investors with additional information regarding RhythmOne’s financial results, RhythmOne has presented, within this earnings release, Adjusted EBITDA1, a measure that is not defined by IFRS. RhythmOne has defined Adjusted EBITDA1 in footnote one. Provided below is a reconciliation of Adjusted EBITDA1 to loss for the Period, the most directly comparable IFRS financial measure.

RhythmOne’s management believes that Adjusted EBITDA1 provides useful information to investors in understanding and evaluating the operating results of RhythmOne in the same manner as management and the RhythmOne board of directors because it excludes the impact of exceptional items in profit from operations, which have less bearing on the routine operating activities of RhythmOne, thereby enhancing users’ understanding of the underlying business performance. RhythmOne’s management also believes that Adjusted EBITDA1 provides information that enables investors to better compare RhythmOne’s business performance across periods.

This non-IFRS measure is not necessarily comparable to similarly titled measures of other companies, and Adjusted EBITDA1 should not be viewed as a substitute for, or superior to, loss for the period prepared in accordance with IFRS as a measure of RhythmOne’s profitability or liquidity. Some of the limitations of Adjusted EBITDA1 are:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA[1] does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA[1] does not reflect changes in, or cash requirements for, RhythmOne’s working capital needs;

•	Adjusted EBITDA[1] does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA[1] does not reflect tax payments that may represent a reduction in cash available to RhythmOne; and

•	Other companies, including companies in RhythmOne’s industry, may calculate Adjusted EBITDA[1] differently, which reduces its usefulness as a comparative measure.

Users of this financial information should consider the types of events and transactions for which adjustments have been made.

The following is a reconciliation of Adjusted EBITDA1 to loss for the Period indicated below:

	Six months to 30 September 2017 $000’s	Six months to 30 September 2016 $000’s
Loss for the period	(8,238)	(10,897)
Adjustments:
Finance income	(232)	(299)
Finance expense	141	84
Taxation	(48)	404
Depreciation and amortisation (continuing operations)	7,738	4,487
Share based payments	641	1,445
Exceptional items
Acquisition-related costs	2,451	256
Restructuring cost	4,188	1,459
Other income	(2,944)	—
Unrealized foreign exchange (gain)/loss	(640)	267
Discontinued operations	—	197

Total adjustments	11,295	8,300

Adjusted EBITDA[1]	3,057	(2,597)

Operational KPIs

Comparative operating metrics for continuing operations are outlined below:

	Metric	H12017	H22017	FY2017	H12018
Volume	Billions	7,469.4	13,099.2	20,568.6	16,750.4
Desktop[3]	%	51.3	42.5	45.7	38.7
Mobile[3]	%	48.7	57.5	54.3	61.3
Fill Rate[4]	%	0.58	0.31	0.41	0.25
Price[5]	$/CPM	1.54	2.01	1.76	2.72

The Company saw a significant rise in ad request volume of 124% year-on-year with 61.3% (H12017: 48.7%) coming from mobile, coupled with an as-expected, corresponding drop in fill rate – in line with rapid volume growth. The Company also saw a strong year-on-year increase in pricing of 77%, driven by monetization of high-value, high-impact and high-margin mobile, video and rich media inventory.

Market Background

The Company’s product investments during the Period were consistent with key industry growth vectors. Programmatic trading is now well established as the primary buying mechanism for digital advertising. Over 78% of digital display ad spend will be executed through programmatic channels in 2017, including $24B for mobile and $9B for video, according to eMarketer. The programmatic growth trend points to a significant shift in how online advertising is being bought and sold. No longer are advertisers buying ads on specific websites as a proxy for audience segments; rather, they are buying actual audiences, across connected devices and ad formats, based on measurable data and in real time.

Growth Drivers

The online advertising industry is highly competitive and fragmented. As parts of the ecosystem combine and the value chain is streamlined, RhythmOne expects the industry to be characterized by fewer, dominant, better integrated players that are able to deliver material value to both demand and supply sides of the value chain. In order to drive sustainable competitive advantage, the Company has focused on developing a full-stack, end-to-end platform with a number of key differentiators:

•	Scale. Significant audience reach across devices and formats

•	Efficiency. End-to-end stack that disintermediates the chain and creates margin efficiency

•	Performance. Unique audiences and inventory packages that guarantee performance KPIs

•	Quality. Proprietary brand safety technology, RhythmGuard

•	Data-Powered. Analytics tools that allow advertisers to activate and amplify their first- party data

To support this, the Company has identified two key areas of investment in order to drive ongoing growth within this new landscape:

1)	Unified Programmatic Advertising Platform; and

2)	Unique, Data-driven Audience Segments

1) Unified Programmatic Advertising Platform

In H12018, RhythmOne continued to grow and enhance its unified, multi-channel, multi-format programmatic platform, “RhythmMax.” Since inception, the RhythmMax platform has consistently maintained one of the largest supply footprints in the industry and, following the acquisition of RadiumOne, is now ranked #4 US platform by comScore as at September 2017 – affording access to quality, cross-device, multi-format advertising inventory at scale. Moreover, the platform continued to achieve benchmark financial performance. Through RhythmMax, the Company has unified the entire supply side of the value chain, streamlining interactions between advertisers and consumers, and enhancing the efficiency and effectiveness of online advertising campaigns. With a complete, end-to-end technology stack, significant scale and quality inventory, RhythmOne is positioned to be a viable independent alternative to “walled garden” platforms. The benefits of the RhythmMax platform were demonstrated with on-platform revenue growth of 25% during the Period.

During the Period, RhythmOne integrated its platform with 7 new programmatic demand partners and 4 new supply partners, bringing its total demand partnerships to 75 and supply partnerships to 68. These integrations include marquee names such as AppNexus, xAd/Ground Truth, Freewheel/Sticky Ads, Q1

Media, Drawbridge and Opera Mediaworks. Simultaneously, RhythmOne attracted new and repeat advertisers in the US, including AT&T, Baskin-Robbins,

Crate & Barrel, Delta Faucets, Esurance, Ford, Home Depot, NatureMade, Oppenheimer, Polaris, Royal Caribbean, Sprint, TD Bank, Target and Toyota. Internationally, the Company now maintains operations in the UK, the EU and APAC and has established or renewed direct relationships with Agency Holding Companies such as Dentsu, Group M and Publicis and has forged or enhanced relationships with major brands internationally such as Fiat Chrysler Automotive, Ford, IKEA, Logmein, Microsoft, News Corp, Paypal and Tiger Airways. On the supply side, RhythmOne also signed over 275 publisher partners during the Period, including Ask.com, Associated Press, Boston Globe, Hearst, NASDAQ, Oath, Ranker, Reuters, Slate, Trusted Media Brands, USA Today, Vimeo and Vox Media, strengthening its base of high-value supply.

During H12018, the Company continuously enhanced its proprietary brand safety filtering technology, RhythmGuard, which eliminates suspicious and underperforming traffic before it reaches the marketplace – improving ROI for advertisers and maximizing yield for quality publisher partners. In response to this acute industry issue, RhythmOne took steps to package its supply based upon guaranteed KPIs that align with advertisers’ campaign objectives. Specifically, the Company has developed private marketplace offerings that guarantee viewable, verified inventory in order to drive premium demand. These Guaranteed Marketplace (“GMP”) offerings allow advertisers to access curated inventory that meets only the strictest quality and/or viewability standards, letting brands and agencies focus instead on campaign optimization and achieving the best possible return on investment.

Complementing its RhythmGuard brand safety initiative, RhythmOne also partnered with leading viewability and verification vendors, including White Ops, Integral Ad Science, DoubleVerify, Moat and Pixalate, whom the Company believes will be instrumental in helping to establish common standards for the industry. As a result, RhythmOne is ranked #1 in the US and #2 Internationally in quality according to Pixalate’s Global Seller Trust Index (August 2017). RhythmOne remains committed to providing the highest levels of quality assurance to its advertising partners.

2) Unique, Data-driven Audience Segments

In addition to platform investments in RhythmMax, the Company sought to distinguish its supply footprint by offering unique, owned, controlled and first-look audiences, as well as data-driven audience segments. One of the key accomplishments in H12018 in support of the audience initiative was the acquisition of RadiumOne. Through RadiumOne, the Company gained access to a leading data-driven marketing platform, unique consumer insights, audience segmentation and targeting technology, and premium demand relationships. Specifically, RadiumOne’s offerings included a performance-focused data management platform (DMP) and a demand side platform (DSP), which together helped to fortify and extend RhythmOne’s end-to-end technology stack.

Coupled with a suite of proprietary analytics tools, RadiumOne’s technology gathers audience insights from a brand’s paid, earned, owned and shared media channels, which can then be activated within advertising campaigns. Since the time of the acquisition, RhythmOne has completed preliminary integration of RadiumOne’s technology into its unified programmatic platform and will soon be able to offer first-party data segments to brands and agencies as both a managed service and through self-serve platforms.

In addition, RhythmOne completed the integration of Perk Inc., a mobile-first supply side rewards, engagement and content platform, which it acquired in January 2017. Perk’s inventory enhances the quality and quantity of brand and performance-focused supply offered via RhythmOne’s unified platform, with a material gross margin advantage. Perk joins RhythmOne’s other owned and operated properties, including All Music, SideReel and Celebified, which collectively serve as a critical beta platform to enhance quality and targeting algorithms for the Company’s controlled and extended supply.

The Company also continued to deepen relationships with its high-value publisher partners through header bidder integrations. Also known as pre-bidding, header bidding is a programmatic technique that allows publishers to offer their inventory in advance to select partners, before putting it up for general auction through the ad server. By letting multiple demand sources bid on the same inventory at the same time instead of through a waterfall structure, publishers theoretically are able to increase their yield and better monetize their content. The Company has developed a header bidding solution that allows publishers to make RhythmOne one of their select demand partners, and has built server-to-server connections with large-scale platforms such as Google EB and Amazon A9, facilitating connections with their publisher bases. The Company plans to continue innovating in this area to offer video header bidding – improving the performance and profit potential of its header bidder solution.

Technology & Products

RhythmOne continued to invest in products, platforms, research and development, with a focus on enhancing and expanding the Company’s unified programmatic platform, RhythmMax. One of the major initiatives over the last 6 months was to integrate RadiumOne’s offering into the RhythmMax platform. The key elements of this integration were to: connect RadiumOne demand to the platform; consolidate RadiumOne supply sources; and integrate RadiumOne’s audience analytics. Audience analytics integration is currently in testing and a significant portion of supply migration has taken place, with the remainder slated for completion by the end of the financial year.

On the demand side, one of the major initiatives during the Period was the launch of the Company’s Guaranteed Marketplace (“GMP”) offering. GMP allows advertisers and agencies to buy select pockets of inventory that meet specific invalid traffic (IVT) or viewability thresholds, providing turnkey access to high-value, high-performing inventory. Further facilitated by the RadiumOne technology integration, the GMP offering allows advertisers and agencies to target first-party and third-party audience segments, as well as Grapeshot-qualified brand safe inventory. With increasing demand from brands and agencies to deliver viewable, verified campaigns, this type of offering is critical to attracting and retaining new customers.

RhythmOne also made significant enhancements to its RhythmGuard technology, including integration with Ad Creative scanning platform, Confiant, and improvements its detection algorithms. One of the key additions to RhythmGuard technology is the ability to detect if an ad is in view, which greatly improves the ability to filter for high viewability. The Company maintained its top positions on Pixalate’s Global Seller Trust Index, an independent measure of quality, ranking #1 in the US and #2 internationally. This top ranking significantly differentiates RhythmOne’s supply from that of its competitors.

Finally, RhythmOne continued to make enhancements to its Advanced Creative Platform (ACP), a self-serve utility that allows demand partners to dynamically build custom cross-platform video, rich media and native ad units. The platform supports the latest industry standards (VAST, VPAID, and MRAID), and includes a full reporting component that allows the Company to meet advertiser demands for viewability data and detailed engagement metrics. ACP is used by RhythmOne’s global sales team and drives incremental media fees for advertisers that use the tool as a value-added feature within the RhythmOne programmatic marketplace. As programmatic adoption continues to grow, RhythmOne believes that the ability to offer bespoke, high impact creative units within its platform, will be a key differentiator – and another proxy for unique inventory.

Integration and Acquisitions

During the past 12 months, the Company has sought to capitalize on consolidation opportunities within the industry as part of its growth strategy. Following the acquisition in FY2017 of Perk Inc., the Company has completed integration of Perk supply into its unified programmatic platform, enhancing the quality and quantity of brand and performance-focused inventory.

Another key accomplishment in H12018 was the acquisition of certain assets and liabilities of RadiumOne Inc. Through RadiumOne, RhythmOne gained access to a leading data-driven marketing platform, unique customer insights, audience segmentation and targeting technology, and premium advertiser relationships. With this acquisition, RhythmOne became one of a handful of global competitors with a comprehensive, end-to-end technology offering within the digital advertising ecosystem. Integration efforts are on track with a portion of RadiumOne supply migrated into RhythmOne’s platform, and the integration of RadiumOne’s data management platform and analytics tools finalized and in testing.

In September 2017 RhythmOne announced a definitive agreement to acquire YuMe, Inc, and remains on track to close the transaction in calendar Q1 2018. Through YuMe, RhythmOne expects to gain access to premium video supply, including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. The acquisition of YuMe aligns with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers. YuMe’s demand-side strengths and innovation in video advertising complement the programmatic platform that RhythmOne has built over the last three years. The Company believes that the combined offering and corresponding scale – both commercial and financial – will offer real differentiation in the marketplace.

Board Changes

During the Period, RhythmOne made a key change to its Board of Directors. Mr. Edward Reginelli joined the Board as an Executive Director and resumed his role as CFO at the RhythmOne, bringing over 20 years’ experience in finance and operations to the Company as RhythmOne charts its course for accelerated growth.

Outlook

The Company anticipates continued revenue growth throughout Financial Year 2018, led by its programmatic capabilities. As seen during the Period, RhythmMax is expected to be the primary engine for growth, facilitating the delivery of targeted, quality audiences, across devices and formats, at scale – globally.

The industry is fast consolidating, driving toward an ecosystem characterized by fewer, dominant, better integrated players that are able to deliver sustainable value to both demand and supply sides of the value chain. In addition to organic growth, the Company is presently evaluating, and expects to continue to evaluate on an ongoing basis, a number of strategic M&A opportunities across the premium supply and data science segments of the ecosystem, as a means to fortify its programmatic base, enhance its inventory packaging capabilities, and augment its financial performance and long-term competitiveness. Through its unified platform, RhythmOne has the infrastructure in place to seamlessly integrate potential acquisitions, with the objective of continuing to provide a large-scale, differentiated alternative to the walled garden platforms.

As the Company integrates the acquisitions it has made this year, it believes that it can materially improve the financial operating metrics of the business. With the expected close of the YuMe Inc. transaction in calendar Q1 2018, management is preparing a new set of KPI’s that reflect the enhanced revenue scale and profitability profile on an Adjusted EBITDA1 basis of the combined enterprise, and will update the market accordingly upon deal close. Based on diversified growth drivers, RhythmOne believes it enters the second half of FY2018 with a product portfolio that is well aligned with industry growth trends.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne is preparing and plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are being prepared but are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

RHYTHMONE PLC

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Results for the six months to 30 September 2017

		Six months to 30 September 2017			Six months to 30 September 2016 (Restated - Note 1 & 14)
	NOTE	Before Exceptional Costs $000’s	Exceptional (Costs)/Income $000’s	Total $000’s	Before Exceptional Costs $000’s	Exceptional Costs $000’s	Total $000’s
Revenue		114,528	—	114,528	66,771	—	66,771

Cost of revenue		(70,939)	—	(70,939)	(43,736)	—	(43,736)
Operating expenses	9	(48,271)	(6,639)	(54,910)	(31,831)	(1,715)	(33,546)

Loss before tax, finance income and other income		(4,682)	(6,639)	(11,321)	(8,796)	(1,715)	(10,511)
Finance income		232	—	232	299	—	299
Finance expense		(141)	—	(141)	(84)	—	(84)
Other income	9	—	2,944	2,944	—	—	—

Loss before tax, net of finance income and other income		(4,591)	(3,695)	(8,286)	(8,581)	(1,715)	(10,296)
Income tax recovery (charge)	3	48	—	48	(404)	—	(404)

Loss from continuing operations		(4,543)	(3,695)	(8,238)	(8,985)	(1,715)	(10,700)
Discontinued operations
Loss from discontinued operations, net of tax	14	—	—	—	(197)	—	(197)

Loss for the period		(4,543)	(3,695)	(8,238)	(9,182)	(1,715)	(10,897)

				CENTS			CENTS (Restated -Note 5)
LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE PLC
BASIC	5			(16.63)			(26.91)
DILUTED	5			(16.63)			(26.91)
LOSS PER SHARE FROM CONTINUING OPERATIONS
BASIC	5			(16.63)			(26.43)
DILUTED	5			(16.63)			(26.43)

RHYTHMONE PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

For six months ended 30 September 2017

	Six Months to 30 September 2017 $000’s	Six Months to 30 September 2016 $000’s
Loss for the period	(8,238)	(10,897)
Items which might be potentially reclassified to profit or loss
Exchange difference on translation of foreign operations	39,937	208
Gains on marketable securities (net of tax)	8	30

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	31,707	(10,659)

RHYTHMONE PLC

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

As at 30 September 2017

	NOTE	As at 30 September 2017 $000’s	As at 31 March 2017 $000’s
ASSETS
NON-CURRENT ASSETS
Goodwill	12	58,234	48,530
Intangible assets	13	44,856	37,971
Property, plant and equipment		7,579	4,556
Other receivables and restricted cash		2,718	4,686
Deferred tax asset	4	19,707	19,271
Marketable securities	10	—	22,864

		133,094	137,878
CURRENT ASSETS
Trade receivables		72,299	41,470
Other receivables and restricted cash		8,069	3,433
Marketable securities	10	—	33,002
Cash and cash equivalents		39,325	19,338

		119,693	97,243

TOTAL ASSETS		252,787	235,121

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		(4,192)	(3,863)
Other payables		(3,118)	(2,228)
Provisions		(1,142)	(1,502)

		(8,452)	(7,593)
CURRENT LIABILITIES
Trade and other payables		(59,531)	(43,386)
Provisions		(940)	(907)

		(60,471)	(44,293)

TOTAL LIABILITIES		(68,923)	(51,886)

NET ASSETS		183,864	183,235

SHAREHOLDERS’ EQUITY
Share capital	6	8,674	8,667
Share premium account		177	168,159
Shares to be issued	8	9,150	24
Share-based compensation reserve		29,246	28,605
Currency translation reserve		31,346	(8,591)
Merger reserve		49,277	107,820
Accumulated other comprehensive loss		—	(8)
Retained earnings/(deficit)		55,994	(121,441)

TOTAL SHAREHOLDERS’ EQUITY		183,864	183,235

RHYTHMONE PLC

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the six months to 30 September 2017

		Six months to 30 September 2017 (unaudited)	Six months to 30 September 2016 (unaudited)
	Note	$000’s	$000’s
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		(8,238)	(10,897)
Adjustments for:
Depreciation and amortization		7,738	5,006
Share based payments	2	641	1,445
Change in provisions		(327)	4
Loss on disposal of property and equipment		184	—
Remeasurement of deferred consideration		(2,944)	—
Income tax charge		(48)	404
Interest expense		141	84
Interest income		(232)	(299)
Foreign exchange (gain) / loss		(640)	267

Operating cash flows before movements in working capital		(3,725)	(3,986)
Changes in operating assets and liabilities:
Increase in trade and other receivables		(6,252)	(10,932)
Increase/(decrease) in trade and other payables		(4,644)	8,997

Net cash used in operating activities		(14,621)	(5,921)
Income taxes paid		—	(39)

Net cash used in operating activities		(14,621)	(5,960)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		232	299
Purchase of property, plant and equipment		(313)	(435)
Capitalization of internal development charges		(1,785)	(1,902)
Acquisitions, net of cash acquired	11	(4,489)	(499)
Sales of marketable securities		55,874	2,701

Net cash generated from investing activities		49,519	164

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on finance lease		(730)	(730)
Interest payments		(141)	(84)
Repayment of credit facility		(14,431)	—
Proceeds from issuance of shares		184	55

Net cash used in financing activities		(15,118)	(759)

Net increase/(decrease) in cash and cash equivalents		19,780	(6,555)
Beginning cash and cash equivalents		19,338	18,222
Effect of foreign exchange on cash and cash equivalents		207	(26)

Cash and cash equivalents at end of period		39,325	11,641

RHYTHMONE PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months to 30 September 2017

	ORDINARY	SHARE	SHARES	SHARE BASED	CURRENCY			RETAINED	TOTAL
	SHARE	PREMIUM	TO BE	COMPENSATION	TRANSLATION	MERGER	OTHER	{DEFICIT)/	SHAREHOLDERS’
	CAPITAL	ACCOUNT	ISSUED	RESERVE	RESERVE	RESERVE	RESERVES	EARNINGS	EQUITY
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Balance as at 1 April 2016	7,537	168,045	24	26,590	(8,836)	65,208	19	(102,649)	155,938
Net loss for the period	—	—	—	—	—	—	—	(10,897)	(10,897)
Other comprehensive income	—	—	—	—	208	—	30	—	238

Total comprehensive loss for the period	—	—	—	—	208	—	30	(10,897)	(10,659)
Issue of shares, net of costs	17	38	—	—	—	—	—	—	55
Credit to equity for share based payments	—	—	—	1,445	—	—	—	—	1,445

Balance as at 30 September 2016	7,554	168,083	24	28,035	(8,628)	65,208	49	(113,546)	146,779

Balance as at 1 April 2017	8,667	168,159	24	28,605	(8,591)	107,820	(8)	(121,441)	183,235
Net loss for the period	—	—	—	—	—	—	—	(8,238)	(8,238)
Other comprehensive income/(loss)	—	—	—	—	39,937	—	8		39,945

Total comprehensive loss for the period	—	—	—	—	39,937	—	8	(8,238)	31,707
Issue of shares, net of costs	7	177	—	—	—	—	—	—	184
RadiumOne acquisition	—	—	9,126	—	—	—	—	—	9,126
Capitalization of merger reserve (Note 7)	—	58,001	—	—	—	(58,543)	—	—	(542)
Capital reduction (Note 7)	—	(226,160)	—	—	—	—	—	185,673	(40,487)
Credit to equity for share based payments	—	—	—	641	—	—	—	—	641

Balance as at 30 September 2017	8,674	177	9,150	29,246	31,346	49,277	—	55,994	183,864

RHYTHMONE PLC

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

1. General information, basis of preparation and accounting policies

RhythmOne plc (“the Company”) is incorporated in England and Wales under the Companies Act 2006. The address of the registered office is 65 Gresham Street, 6th Floor, London, EC2V 7NQ, United Kingdom. The Company is a public limited company, which is listed on the London Stock Exchange (AIM).

These condensed consolidated interim financial statements were approved for issue on 4 December 2017.

The Company and its subsidiaries provide internet advertising services primarily to its customers in the U.S.

As a result of the discontinued operations in FY2017 as described in note 14, certain comparative figures in the primary financial statements and corresponding notes have been adjusted to conform to the current year presentation of the interim financial statements. Certain comparative notes have been adjusted to reflect the change to continuing operations which are clearly labelled. In addition, per share information per note 5 has been restated to take account of the share consolidation as set out in note 6.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 March 2017 were approved by the board of directors on 15 May 2017 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006. Statutory financial statements for the year ended 31 March 2017 are available on the Company’s website www.investor.rhythmone.com.

These condensed interim financial statements have been reviewed, not audited.

These condensed interim financial statements for the six months ended 30 September 2017 have been prepared in accordance with the AIM rules and with IAS 34, ‘Interim financial reporting’, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 March 2017, which have been prepared in accordance with IFRSs as adopted by the European Union. The Group is defined as RhythmOne plc and its subsidiaries.

These condensed consolidated interim financial statements have been prepared on a going concern basis. The directors have considered the financial resources of the Group and the risks associated with doing business in the current economic climate and believe the Group is well placed to manage these risks successfully. The directors have reviewed management’s business plan setting out key business assumptions and considered it to be reasonable and are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future being a period of no less than 12 months from the date of signing of this interim report. Accordingly, they continue to adopt the going concern basis in preparing this interim announcement.

The accounting policies adopted are consistent with those of the previous financial year. Amendments to IFRS’s effective from the financial year ending 31 March 2018 are not expected to have a material impact on the Group.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2017.

The Group’s activities expose it to a variety of financial risks. These are discussed in detail in the Group’s annual financial statements as at 31 March 2017. There have been no changes in the risk management department or in any risk management policies since the year end.

The directors consider that the principal risks and uncertainties which may have a material impact on the Group’s performance in the second half of the financial year remain the same as those outlined in the Annual report for the year ended 31 March 2017.

As discussed in detail in the Group’s Annual report for the year ended 31 March 2017, separate financial information is not reviewed by the chief operating decision-maker for the various products to assess their performance or for the purpose of resource allocation decisions and therefore no separate operating or reportable segments have been identified in accordance with IFRS 8 “Operating Segments”.

2. Share-based payments from continuing operations

Included within operating expenses are the following amounts in respect of share based payments:

	Six months to	Six months to
	30 September	30 September
	2017	2016
	(unaudited)	(unaudited)
	$000’s	$000’s
Operating expenses	641	1,445

	641	1,445

3. Taxation from continuing operations

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

The tax charge for the six month period ended 30 September 2017 was nil compared to $0.4 million for the six month period ended 30 September 2016. The tax charge for the Period represents the best estimate of the average annual effective income tax rate expected for the full year plus the effect of discrete items recognised in the period.

4. Deferred Tax Asset

The gross deferred tax asset recognised is $19.7 million (31 March 2017: $19.3 million). The recognised deferred tax asset relating to US trading losses is $13.5 million (31 March 2017: $13.1 million).

In relation to the available US trading losses, the Group considers all available evidence to determine whether it is more likely than not that some portion or all of the available deferred tax asset should be recognised. The ultimate utilisation of the deferred tax assets is dependent upon the generation of future taxable income. Management considers projected taxable income in assessing the expected utilisation of deferred tax assets. In making such judgements, significant weight is given to evidence that can be objectively verified, such as improved profitability and visible market trends. As at 30 September 2017 and 31 March 2017, the recognition of the deferred tax assets is deemed to be supported by the future taxable profits of the Group.

Considering the industry in which RhythmOne operates and its cyclical and fast changing character, management have determined that the amount of losses to be recognised should be limited to those which are expected to be utilised over the next three years. RhythmOne’s technology continues to evolve and the Group has made acquisitions in line with the business strategy model to complement its own technology. On this basis, management have determined that they will generate positive core taxable profits, which have been used in the estimates to assess the recoverability of the deferred tax assets. Management believe they have clear evidence to support the key assumptions in the Group’s forecast model.

Based on the above and all available evidence, management have recognised partial deferred tax assets as at 30 September 2017 and 31 March 2017 based on estimates of recoverability. The Group continues to regularly monitor both positive and negative evidence in determining the ongoing need for a change in the amount of recognised deferred tax asset.

In addition to the recognised deferred tax asset, there is an unrecognised deferred tax asset of $27.5 million as at 30 September 2017 (31 March 2017: $25.6 million ) which has not been recognised due to insufficient certainty that taxable profits will be available against which this asset could be utilised. The majority of the unrecognised asset relates to the US trading losses.

5. Earnings per share

On 25 September 2017, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares and therefore the earnings per share calculation reflect the impact of the share capital consolidation on a retroactive basis. The calculation of the basic and diluted earnings per share is based on the following information.

	Six months to	Six months to
	30 September	30 September
	2017	2016
	(unaudited)	(unaudited)
	$000’s	$000’s
LOSS FOR PERIOD ATTRIBUTABLE TO RHYTHMONE PLC	(8,238)	(10,897)

LOSS FOR PERIOD FROM CONTINUING OPERATIONS	(8,238)	(10,700)

	SHARES	SHARES
Number of shares
Weighted average number of shares for the purpose of basic earnings per share	49,542,062	40,488,969

Weighted average number of shares for the purpose of diluted earnings per share	49,542,062	40,488,969

6. Share capital

On 25 September 2017 the Company completed a share consolidation following a resolution duly passed at the Company’s Shareholders General Meeting (the “General Meeting”). The share consolidation was effected to bring the number of common shares in issue in line with comparable London listed companies. The 495,667,540 common shares of £0.01 per share (the “Original Shares”) were consolidated and divided into 49,566,754 new common shares of £0.10 each (the “Consolidated Shares”). The Consolidated Shares have the same rights and are subject to the same restrictions (same as to par value) as the Original Shares.

In the event that the number of Original Shares attributable to a shareholder was not exactly divisible by 10, the consolidation generated an entitlement to a fraction of a Consolidated Share and the Company, pursuant to its articles of association (as amended at the General Meeting), sold the Consolidated Shares representing the fractions on behalf of the selling shareholder for the best price reasonably obtained to any person (including the Company) and distribute the proceeds of sale, in due proportion, among those selling shareholders. In the event that the net proceeds of the sale attributable to a selling shareholder amounted to £5.00 or less, the Company’s board of directors was of the view that, as a result of the disproportionate costs involved in distributing small sums to shareholders, it would not be in the best interests of the Company to distribute such proceeds of sale, which instead were retained for the benefit of the Company.

The number of shares subject to all outstanding options and restricted stock units have been consolidated on the same 10:1 basis, except where the consolidation resulted in rights to acquire fractional Consolidated Shares, the Consolidated Shares were rounded down to the nearest whole Consolidated Share. In the case of options, the per share exercise price payable by option holders on exercise of an option was multiplied by 10 so that the total exercise price payable by each option holder to acquire Consolidated Shares is the same as what the total exercise price payable by each option holder would have been to acquire Original Shares.

The increase of share capital in the period relates to the issuance of 57,360 shares on the exercise of employee share options.

7. Capitalization and Capital reduction

On 25 July 2017, RhythmOne Plc capitalized the balance of its merger reserve (reflected in its entity accounts) through issuing one deferred share at a premium. On 26 July 2017 RhythmOne Plc completed a High Court approved capital reduction. A copy of the order confirming the capital reduction has been registered by the Registrar of Companies and as such the capital reduction becomes effective. All share premium, including that created through the capitalization, attaching to the Company’s ordinary shares and the deferred share issued on the 25 July 2017 has consequently been cancelled. The purpose of capital reduction was to create distributable reserves to enable the Company to pay dividends or buy back shares in the future.

8. Shares to be issued

The shares to be issued reserve relates to shares that are expected to be issued to RadiumOne shareholders, as part of the consideration for the June 2017 RadiumOne Inc acquisition, and former Burst Media Corporation shareholders, as part of the consideration for the April 2011 Burst Media Corporation acquisition.

9. Exceptional costs from continuing operations

Large one-off acquisition and exceptional costs and other costs related to acquisitions are separately identified as exceptional costs. The types of costs included within acquisition costs are those which are directly attributable to an acquisition, such as legal and accounting expenses, integration costs, severance and retention remuneration. The types of costs which are considered exceptional include restructuring charges, impairment losses and other significant assets write-downs.

	Six months to	Six months to
	30 September	30 September
	2017	2016
	(unaudited)	(unaudited)
	$000’s	$000’s
Acquisition costs:
Severance costs	1,218	147
Professional fees	1,233	109

Total acquisition costs	2,451	256
Exceptional costs/(income):
Restructuring charges	4,188	1,459

Total exceptional costs	4,188	1,459
Fair value adjustment	(2,944)	—

Total fair value adjustment	(2,944)	—

Total acquisition and exceptional costs	3,695	1,715

Acquisition related costs including severance, retention and professional fees relate to the acquisition of Perk Inc., RadiumOne Inc. and the potential acquisition of YuMe Inc. Exceptional charges primarily relate to restructuring charges, onerous lease provisions and the capital reduction exercise.

At the period end, the deferred consideration relating to the RadiumOne, Inc. (RadiumOne) acquisition has been recognised within Trade and other payables. This item meets the definition of a financial liability and was consequently re-measured as at 30 September 2017. The resulting gain of $2.9 million has been recognised as an exceptional item within other income in the condensed consolidated income statement for the six months to 30 September 2017.

10. Financial risk management and financial instruments

The group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the group’s annual financial statements as at 31 March 2017.

There have been no changes in the risk management department or in any risk management policies since the year end.

The marketable securities and the deferred consideration represent the only category of financial instruments which are carried at fair value.

	As at 30 September 2017 (unaudited)	As at 31 March 2017 (audited)
	$000’s	$000’s
Balance at beginning of the period	55,866	60,264
Additions	—	631
Withdrawal	(55,874)	(5,002)
Net gain / (loss) transfer to equity	8	(27)

Balance at the end the period	—	55,866
Less non-current portion	—	(22,864)

Current portion	—	33,002

Marketable securities include the following:
	As at 30 September 2017 (unaudited)	As at 31 March 2017 (audited)
	$000’s	$000’s
Listed securities:
Corporate and government debt instruments	—	55,063
Unlisted securities:
Certificates of deposit	—	803

Total	—	55,866

Marketable securities are denominated in U.S. dollar. The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as marketable securities. None of these financial assets is either past due or impaired. The Group has sold all its marketable securities during the period.

There were no changes in valuation technique of the above assets during the Period.

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade receivables

•	Other receivables

•	Cash and cash equivalents

•	Trade and other payables (excluding the deferred consideration which has been re-measured)

11. Business combinations

On 26 June 2017, the Group acquired certain assets of a leading data-driven marketing platform and related liabilities from RadiumOne), a San Francisco, California based company for a consideration of $20.4 million. The consideration includes $8.9 million in cash and $11.5 million of deferred consideration. At the date of acquisition, there was variability whether the deferred consideration would be settled in cash or shares and as a result this was classified as a financial liability. As at 30 September 2017, the deferred consideration was expected to be settled by RhythmOne plc issuing its shares to RadiumOne Inc. On this basis, the deferred consideration was revalued based on the Company shares’ market price and it was then reclassified to shares to be issued within equity as it will be settled by RhythmOne plc’s shares. The resulting $2.9m profit on revaluation has been recognised as Other income within Exceptional items.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Group effective 26 June 2017. Under this method, the assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. Given the short period of time since the acquisition all estimates provided in relation to the disclosures are provisional and unaudited and will be updated in due course as permitted under IFRS 3. The fair value table below has been based on available management information and work is continuing in respect of the fair value exercise and the necessary adjustments to determine acquired book values. The transaction costs of $0.8 million were recorded in exceptional costs within net loss for the six months to 30 September 2017.

The acquisition incrementally added $20.1 million of revenue to the Group in the current period and generated a loss before tax of $2.5 million. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have been $133.4 million and loss before tax would have been $13.3 million.

The provisional allocation of the purchase price as follows is subject to change once management has finalised the acquisition accounting:

$000’s
Property, plant and equipment	3,282
Intangible assets	11,200
Other assets	3,497
Cash and cash equivalents	4,455
Trade receivables	24,162
Credit facility	(14,431)
Trade and other payables	(21,026)
Deferred tax liability	(436)

Provisional fair value of net identifiable assets and liabilities assumed	10,703
Goodwill	9,704

Total consideration	20,407

Satisfied by:
Cash	8,944
Deferred consideration	11,463

Total consideration transferred	20,407

Net cash outflow arising on acquisition:
Cash consideration	8,944
Less cash and cash equivalents acquired	(4,455)

Total net cash outflow arising on acquisition	4,489

The provisional fair value of the financial assets includes trade accounts receivables with a fair value and gross contractual value of $24.2 million. The best estimate at acquisition date of the contractual cash flows not to be collected is $nil. The goodwill of $9.7 million arising from the acquisition was primarily attributable to the assembled workforce of the acquired business and synergies expected to arise post-acquisition and integration of the business. Subsequent to the close, the Company paid of the $14.4 million credit line with Comerica bank. Certain intangible assets and goodwill balances are expected to be deductible for tax purposes over a period of 15 years. The Group engaged an independent valuator to assess and determine the acquired intangibles and goodwill balances.

12. Goodwill

The Group tests goodwill for impairment annually or more often if there are indications that it may be impaired. At the period end, we did not identify any impairments. The carrying amount of goodwill has been allocated between the cash generating units(CGUs):

	As at 31 March 2017 $000’s	Acquisitions $000’s	As at 30 September 2017 $000’s
RhythmOne	31,086	—	31,086
Perk Inc.	17,444	—	17,444
RadiumOne	—	9,704	9,704

Total	48,530	9,704	58,234

13. Intangible Assets

	RELATIONSHIPS WITH CUSTOMERS & PUBLISHERS $000’s	PURCHASED TECHNOLOGY $000’s	CAPITALIZED DEVELOPMENT COSTS $000’s	TRADENAMES, TRADEMARKS & PATENTS $000’s	SOFTWARE LICENSES $000’s	TOTAL $000’s
COST
at 31 March 2017	47,780	22,514	21,086	13,461	5,859	110,700
Additions	—	—	1,785	—	—	1,785
Disposals	(5,400)	(2,900)	(98)	—	(123)	(8,521)
Acquired on acquisition of subsidiary	4,200	6,100	—	900	—	11,200

at 30 September 2017	46,580	25,714	22,773	14,361	5,736	115,164
ACCUMULATED AMORTIZATION
at 31 March 2017	(26,860)	(17,639)	(16,194)	(6,763)	(5,273)	(72,729)
Disposals	5,400	2,900	98	—	123	8,521
Amortization	(2,940)	(1,365)	(1,010)	(520)	(265)	(6,100)

at 30 September 2017	(24,400)	(16,104)	(17,106)	(7,283)	(5,415)	(70,308)
NET BOOK VALUE
at 31 March 2017	20,920	4,875	4,892	6,698	586	37,971
at 30 September 2017	22,180	9,610	5,667	7,078	321	44,856

14. Discontinued operations

On 31 March 2017, the Company discontinued its Non-Core business operations. This included ceasing the operations of its consumer business activities and the sale of certain assets and specific liabilities of Prime Visibility Media Group

(“PVMG”). The results of these operations are presented as discontinued operations in the Group’s condensed consolidated income statement.

The comparatives have been restated to show the discontinued operation separately from the continuing operations. Management committed to a plan to discontinue Non-Core operations and sell certain assets and specific liabilities of PVMG in February 2017 and the disposals were finalized on 31 March 2017.

The condensed consolidated income statement for the six months ended 30 September 2016 has been restated to remove the results of discontinued operations. Results of the discontinued operations for the six months ended 30 September 2016 are as follows:

	Before Exceptional Costs $000’s	Exceptional Costs $000’s	Total $000’s
Revenue	13,958	—	13,958

Cost of revenue	(6,818)	—	(6,818)
Operating expenses	(7,337)	—	(7,337)

Loss before tax, finance income and other income	(197)	—	(197)
Finance income	—	—	—
Finance expense	—	—	—
Other income	—	—	—

Loss before income tax	(197)	—	(197)
Income tax recovery	—	—	—

Loss from discontinued operations	(197)	—	(197)

15. Subsequent event

On 8 November 2017, RhythmOne and certain of its subsidiaries entered into a senior secured revolving credit facility with Silicon Valley Bank and certain other lenders party thereto pursuant to which certain subsidiaries of RhythmOne may borrow up to $25.0 million of revolving loans. The funds are designed to provide cash resources to support potential strategic initiatives and general corporate purposes. Subject to satisfaction of certain conditions, the total revolving commitments under the Revolving Credit Facility may be increased by an amount not to exceed $75.0 million. The revolving credit facility bears interest at variable rates. This revolving credit facility matures on 8 November 2020.

In addition, a Subordinated Loan and Security Agreement was signed, under which Silicon Valley Bank will make available to certain of RhythmOne’s subsidiaries a subordinated loan not to exceed $35.0 million. The obligations of each borrower under the Bridge Facility will be guaranteed on a full and unconditional basis by certain of RhythmOne’s subsidiaries. The subordinated loan matures on the earlier of 30 July 2018 and the date that is 120 days after the funding of the subordinated loan; the loan bears interest at variable rates.

Independent review report to RhythmOne plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed RhythmOne plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the First Half Financial Year 2018 Results of RhythmOne plc for the 6 month period ended 30 September 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the AIM Rules for Companies.

What we have reviewed

The interim financial statements comprise:

•	the Condensed Consolidated Balance Sheet as at 30 September 2017;

•	the Condensed Consolidated Income Statement and Condensed Consolidated Statement of Comprehensive Income for the period then ended;

•	the Condensed Consolidated Cash flow Statement for the period then ended;

•	the Condensed Consolidated Statement of Changes in Equity for the period then ended; and

•	the explanatory notes to the interim financial statements.

The interim financial statements included in the First Half Financial Year 2018 Results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the AIM

Rules for Companies.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The First Half Financial Year 2018 Results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the First Half Financial Year 2018 Results in accordance with the AIM Rules for Companies which require that the financial information must be presented and prepared in a form consistent with that which will be adopted in the company’s annual financial statements.

Our responsibility is to express a conclusion on the interim financial statements in the First Half Financial Year 2018 Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the AIM Rules for Companies and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410,

‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing

Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the First Half Financial Year 2018 Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Uxbridge

4 December 2017

a.

The maintenance and integrity of the RhythmOne plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.

b.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.